Exhibit 1

BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Six months ended June 30, 2005
($ million, except ratios) (Unaudited)

Profit before taxation	17,257

Group’s share of income in excess of dividends of joint ventures and associated undertakings	(349)

Capitalized interest	(152)

Profit as adjusted	16,756

Fixed charges:

Interest net of interest expense of joint ventures and associated undertakings	243
Rental expense representative of interest	316
Capitalized interest	152
711

Total adjusted earnings available for payment of fixed charges	17,467

Ratio of earnings to fixed charges	24.6

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	16,734

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	23.5

(a)                                  See Note 15 of Notes to Consolidated Financial Statements.